

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2014

<u>Via E-Mail</u>
Blake J. Irving
Chief Executive Officer
GoDaddy Inc.
14455 N. Hayden Road
Scottsdale, AZ 85260

> **Re: GoDaddy Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 14, 2014**
> **File No. 333-196615**

Dear Mr. Irving:

We have reviewed your letter dated August 14, 2014 and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our July 3, 2014 letter.

<u>General</u>

1.   We continue to consider your response to prior comment 1, and will separately provide any further comments or inquiries in that regard.

2.   We note the endorsements from three customers included on the second page of your graphic materials. Please supplementally provide us with consents from these parties. Further, tell us whether any of these third parties were paid for their endorsements, and if so, disclose that fact. Finally, we note the language quoted to the right of the graphic. Please disclose to whom the quote is attributable.

<u>Selected Consolidated Financial Data</u>

<u>Reconciliation of Non-GAAP Financial Measures, page 79</u>

3.   We note your revisions on pages 19, 79, and 88 that your non-GAAP measure, "unlevered free cash flow," is now a performance measure as opposed to a liquidity measure as previously disclosed. We also note you reconcile this measure to operating cash flows on page 81. Considering this measure is a performance measure, please revise to reconcile to the most directly comparable GAAP measure, net income (loss). Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Results of Operations

Comparison of Combined Periods January 1, 2011 through December 16, 2011 (Predecessor) and December 17 through December 31, 2011 (Successor) and Years Ended December 31, 2012 and 2013, page 94

4.   We note your response to prior comment 26 where you indicate that the two-week Successor period in fiscal 2011 is too short to be meaningful to investors standing on its own and that a presentation of the 50-week Predecessor period on its own would omit information that could be meaningful to investors. A comparison of the company's historical results is required pursuant to Item 303(a) of Regulation S-X. Please further explain why you believe an analysis on the historical amounts would not be meaningful as required or revise your disclosures.

5.   You further note in your response to prior comment 26 that the impact of the Merger on the two-week Successor period does not materially affect the comparison of the annual periods and therefore you have retained the combined presentation. Please further explain to us why you believe the impact was not material and a combined presentation is appropriate instead of a presentation that includes all relevant pro forma adjustments as required by Article 11 of Regulation S-X.

Management

Executive Officers, page 143

6.   We note your response to prior comment 31, however, you have not disclosed Mr. Irving's principal occupation and/or employment for the period from April 2012 through January 2013. Please revise your disclosure to describe his principal occupation during this nine-month period, or if none, please tell us such in your response. See Item 401(e) of Regulation S-K.

Compensation Committee Interlocks and Insider Participation, page 151

7.   As indicated in prior comment 32, amend this section to include a description of the related party transactions under this heading that provides the information required by Item 404 of Regulation S-K, rather than simply cross-referencing the related party transaction section. See Item 407(e)(4)(i)(C) of Regulation S-K. If you seek to avoid duplicative disclosure, you may include a cross-reference to the interlocks section in the related party transaction section of the filing.

Principal Stockholders, page 179

8.   We reissue our prior comment 36 with respect to footnote 16. It is unclear whether Messrs. Kravis and Roberts are the persons who have shared voting and/or investment

power of the securities held by the all the entities affiliated with KKR in light of the statement that they "may" be deemed to be the beneficial owner of "some of all" of the securities described in that footnote. Please revise to clearly disclose the persons who have sole or shared voting and/or investment power over the securities owned by the entities affiliated with KKR.

Desert Newco, LLC Consolidated Financial Statements

General

9.   We note your response to prior comment 37. It appears the operations of Desert Newco will be taxable through GoDaddy Inc. and therefore it would seem a pro forma presentation assuming the Desert Newco had operated as a C-Corporation would provide relevant and useful disclosure to investors despite the tax status of Desert Newco after these transactions. Please further explain why you believe Article 11-01(a)(8) would not apply and why this information would not be material to investors. Also, as previously requested in prior comment 37, please revise to include appropriate disclosures in the notes to the financial statements describing the new organizational structure of the company pending the completion of the initial public offering.

Desert Newco, LLC Consolidated Financial Statements (Audited) The period from January 1, 2011 through December 16, 2011 (Predecessor), the period from December 17, 2011 through December 31, 2011 (Successor) and the Years Ended December 31, 2012 and 2013 (Successor)

Consolidated Statements of Operations, page F-22

10.   We note your response to prior comment 39 that the stock-based compensation costs related to the predecessor are fundamentally different from ongoing equity-based compensation expense due to restrictions on the vesting and exercisability of such awards. We believe that the contingent recognition of such awards based on the sale of the predecessor or its common stock being listed and publicly traded on a U.S. stock exchange is not a compelling reason for not allocating these costs to the same expense line items in which cash compensation, paid to the same employees, was recorded. Please revise your presentation accordingly.

       You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact the undersigned at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-Mail</u>
       Allison B. Spinner
       Wilson Sonsini Goodrich & Rosati, P.C.